U.S. GOLD CORPORATION

July 21, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Tangela Richter, Esq.

                        Donna Levy, Esq.

Re:          U.S. Gold Corporation

                Registration Statement on Form SB-2 (File No. 333-133228)

                Filed April 12, 2006

                Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

                Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), U.S. Gold Corporation (“U.S. Gold”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form SB-2 (File No. 333-133228), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on April 12, 2006.

                The Registration Statement covers the resale, from time to time, of certain securities of U.S. Gold, including common stock and warrants issuable upon conversion of the subscription receipts described therein.  In accordance with discussions between the Commission’s staff and U.S. Gold, the withdrawal is necessitated as the provisions of the indenture under which the subscription receipts were issued are being modified.

                U.S. Gold intends to amend the Registration Statement and promptly re-file a new registration statement.

                This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

                U.S. Gold hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  U.S. Gold also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to U.S. Gold’s account for future use.

                Please fax a copy of the order to U.S. Gold’s office to the attention of the undersigned at (303) 238-1724.

                If you have any questions or comments relating to this request for withdrawal, please contact David J. Babiarz, Esq., at (303) 837-6325.

Very truly yours,

William F. Pass

Vice President and Chief Financial Officer

cc:           David J. Babiarz, Esq.

                Gil Cornblum, Esq.

                Chad Accursi, Esq.

                Michael Melanson, Esq.